Exhibit 99.1

Qilian Received a Letter from Nasdaq Related to Regain Compliance

JIUQUAN, China, April 26, 2023 /PRNewswire/ – Qilian International Holding Group Ltd (NASDAQ: QLI) ("Qilian" or the "Company"), a China-based pharmaceutical and chemical products manufacturer, previously announced that on February 16, 2023, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that the Company was not in compliance with NASDAQ Listing Rule 5250(c)(1) for continued listing (the “Rule”) as a result of not having timely filed its annual report on Form 20-F for the year ended September 30, 2022.

On April 19, 2023, the Company filed the Form 20-F, and on April 20, 2023, the Company received a second letter from NASDAQ stating that based on the April 19, 2023 filing of the Company’s Form 20-F, NASDAQ has determined that the Company complies with the Rule. Accordingly, NASDAQ informed the Company that it now considers this matter closed.

About Qilian International Holding Group Ltd

Qilian International Holding Group Ltd, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company's products are sold in more than 20 provinces in China. For more information, visit the Company's website at http://ir.qlsyy.net.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; products demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China; the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For media enquiries, please contact: Yubin Jiang, QLI@qlsyy.net.

SOURCE Qilian International Holding Group Ltd